Exhibit 99.1

Stellantis to Announce Full Year 2025 Results on February 26

AMSTERDAM, February 16, 2026 - Stellantis N.V. announced today that its Full Year 2025 Results will be released on Thursday, February 26, 2026.

A live audio webcast and conference call for Full Year 2025 Results will take place on Thursday, February 26, 2026, at 2:00 p.m. CET / 8:00 a.m. EST.

The related press release and presentation materials are expected to be posted under the Investors section of the Stellantis corporate website at approximately 8:00 a.m. CET / 2:00 a.m. EST on Thursday, February 26, 2026.

Details for accessing this presentation are available under the Investors section of the corporate website. For those unable to participate in the live session, a recorded replay will be accessible following the event.

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About Stellantis

Stellantis N.V. (NYSE: STLA / Euronext Milan: STLAM / Euronext Paris: STLAP) is a leading global automaker, dedicated to giving its customers the freedom to choose the way they move, embracing the latest technologies and creating value for all its stakeholders. Its unique portfolio of iconic and innovative brands includes Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, FIAT, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. For more information, visit www.stellantis.com.

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For more information, contact:
Fernão SILVEIRA +31 6 43 25 43 41 – fernao.silveira@stellantis.com
Nathalie ROUSSEL +33 6 87 77 41 82 – nathalie.roussel@stellantis.com
communications@stellantis.com
www.stellantis.com